FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2003

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82- _________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2003	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President

Exhibit Description

        Press Release: Ceragon Networks Reports Second Quarter 2003 Financial Results

Ceragon Networks® Reports Second Quarter 2003 Financial Results

        TEL AVIV, Israel, July 24, 2003 — Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the second quarter, which ended June 30, 2003. The second quarter of 2003 was Ceragon’s seventh consecutive quarter of revenue growth.
        Revenues for the quarter were $8.1 million, up from $4.0 million for the second quarter of 2002 and from $7.0 million for the first quarter of 2003. This represents an increase of 103% as compared to the second quarter of 2002, and an increase of 15.2% as compared to the first quarter of 2003.
        Gross profit for the second quarter of 2003 increased to $3.2 million, or 39.4% of revenues. This compares to gross profit for the second quarter of 2002 of $1.2 million, or 29.0% of revenues, and to gross profit for the first quarter of 2003 of $2.6 million, or 37.0% of revenues.
        Pro-forma net loss (*) for the second quarter of 2003 improved for the eighth consecutive quarter to $(1.1) million, or $(0.05) basic and diluted net loss per ordinary share. This compares to pro-forma net loss for the second quarter of 2002 of $(3.0) million, or $(0.14) basic and diluted net loss per ordinary share, and to pro-forma net loss for the first quarter of 2003 of $(1.7) million, or $(0.08) basic and diluted net loss per ordinary share. For an explanation of pro-forma results see the notes at * below.
        The company ended the second quarter of 2003 with $40.1 million in cash and liquid investments.

“Over the past two years, Ceragon has exhibited consistent improvement across the board; gaining market share and making significant inroads into new and exciting markets thereby validating our strategy,” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “Steady revenue growth, improved bottom line and reduced cash utilization, are important milestones on the road towards reaching our goal of breaking even in the near term.”

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Ceragon Reports Second Quarter 2003 Results – 2

        A conference call discussing Ceragon’s results for the second quarter of 2003 will take place today, July 24, 2003, at 11:00 a.m. (EDT). Details can be found on Ceragon’s website at www.ceragon.com. The live call and its replay will be accessible on Ceragon’s website. The replay will be available through July 28, 2003.

* Pro-Forma Financial Presentation
Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the year ended December 31, 2002, exclude expenses of $83 thousand, presented in non-recurring expenses (income), net, the pro-forma results for the three months ended June 30, 2003 exclude income of $233 thousand, presented in non-recurring expenses (income), net, and the pro-forma results for the six months ended June 30, 2003 exclude income of $315 thousand, presented in non-recurring expenses (income), net.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks and for private networks. Ceragon’s modular FibeAir™ product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 155 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 100 customers in more than 45 countries. More information is available at www.ceragon.com.
Ceragon Networks,® CeraView,® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Second Quarter 2003 Results – 3

PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited
Revenues	$15,140	$7,276	$8,103	$3,994	$18,394
Cost of revenues	9,342	5,310	4,908	2,834	12,791

Gross profit	5,798	1,966	3,195	1,160	5,603
Operating expenses:
Research and development	4,397	4,496	2,225	2,311	9,143
Less: participation by the Chief
Scientist of the Government of
Israel	941	846	491	490	1,870

Research and development, net	3,456	3,650	1,734	1,821	7,273
Selling and marketing	4,634	4,584	2,270	2,312	9,130
General and administrative	1,042	1,041	532	542	2,031

Total operating expenses	9,132	9,275	4,536	4,675	18,434

Operating loss	(3,334)	(7,309)	(1,341)	(3,515)	(12,831)
Financial income, net	499	867	235	479	1,528

Net loss	$(2,835)	$(6,442)	$(1,106)	$(3,036)	$(11,303)

Basic and diluted net loss per share	$(0.12)	$(0.29)	$(0.05)	$(0.14)	$(0.51)

Weighted average number of shares
used in computing basic and
diluted net loss per share	22,694,910	22,289,907	22,780,642	22,350,396	22,375,939

* Pro-Forma Financial Presentation
Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the year ended December 31, 2002, exclude expenses of $83 thousand, presented in non-recurring expenses (income), net, the pro-forma results for the three months ended June 30, 2003 exclude income of $233 thousand, presented in non-recurring expenses (income), net, and the pro-forma results for the six months ended June 30, 2003 exclude income of $315 thousand, presented in non-recurring expenses (income), net.

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Ceragon Reports Second Quarter 2003 Results – 4

CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited
Revenues	$15,140	$7,276	$8,103	$3,994	$18,394
Cost of revenues	9,342	5,310	4,908	2,834	12,791

Gross profit	5,798	1,966	3,195	1,160	5,603
Operating expenses:
Research and development	4,397	4,496	2,225	2,311	9,143
Less: participation by the Chief
Scientist of the Government of
Israel	941	846	491	490	1,870

Research and development, net	3,456	3,650	1,734	1,821	7,273
Selling and marketing, net	4,634	4,584	2,270	2,312	9,130
General and administrative	1,042	1,041	532	542	2,031
Amortization of deferred stock
compensation (a)	802	1,720	351	783	2,974
Non recurring expenses (income),
net	(315)	-	(233)	-	83

Total operating expenses	9,619	10,995	4,654	5,458	21,491

Operating loss	(3,821)	(9,029)	(1,459)	(4,298)	(15,888)
Financial income, net	499	867	235	479	1,528

Net loss	$(3,322)	$(8,162)	$(1,224)	$(3,819)	$(14,360)

Basic and diluted net loss per share	$(0.15)	$(0.37)	$(0.05)	$(0.17)	$(0.64)

Weighted average number of shares
used in computing basic and
diluted net loss per share	22,694,910	22,289,907	22,780,642	22,350,396	22,375,939

(a) Amortization of deferred
stock compensation relates to
the following:
Cost of revenues	$62	$118	$25	$50	$214
Research and development	232	563	96	250	958
Selling and marketing	316	624	145	293	1,072
General and administrative	192	415	85	190	730

Total amortization of
deferred stock compensation	$802	$1,720	$351	$783	$2,974

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Ceragon Reports Second Quarter 2003 Results – 5

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2003	December 31, 2002
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,784	$4,688
Short-term bank deposits	10,045	10,853
Marketable securities	11,135	11,743
Trade receivables, net	5,095	4,329
Other accounts receivable and prepaid expenses	2,440	1,268
Inventories	8,165	8,054

Total current assets	42,664	40,935

LONG-TERM INVESTMENTS:
Long-term marketable securities	13,186	11,675
Long-term bank deposits	-	4,214
Severance pay funds	1,515	1,200

Total long-term investments	14,701	17,089

PROPERTY AND EQUIPMENT, NET	2,991	3,616

Total assets	$60,356	$61,640

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,230	$5,744
Other accounts payable and accrued expenses	5,056	4,805

Total current liabilities	11,286	10,549

ACCRUED SEVERANCE PAY	2,271	1,825

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of
June 30, 2003 and December 31, 2002; issued and outstanding: 22,890,437
shares as of June 30, 2003 and 22,578,346 shares as of December 31, 2002	56	56
Additional paid-in capital	169,338	169,286
Deferred stock compensation	(969)	(1,772)
Accumulated deficit	(121,626)	(118,304)

Total shareholders' equity	46,799	49,266

Total liabilities and shareholders' equity	$60,356	$61,640

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Ceragon Reports Second Quarter 2003 Results – 6

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com